UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-35145

NQ Mobile Inc.

No. 4 Building

11 Heping Li East Street

Dongcheng District

Beijing 100013

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

EXPLANATORY NOTE

This current report on Form 6-K (“Form 6-K”) is being filed by NQ Mobile Inc. (the “Company”) solely to replace the consent letters attached as Exhibits 15.1 and 15.2 of the Company’s Form 20-F for the fiscal year ended December 31, 2012 (“Form 20-F”) filed with the Securities and Exchange Commission on April 19, 2013 in their entirety with the documents included as Exhibit 99.1 and Exhibit 99.2 of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NQ MOBILE INC.

By:	/s/ Henry Yu Lin
Name:	Henry Yu Lin
Title:	Co-Chief Executive Officer

Date: February 10, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Consent of Maples and Calder

99.2	Consent of Jingcheng Tongda & Neal